EXHIBIT 99.8

PRESS RELEASE

First quarter 2022 results

TotalEnergies records a $4.1 billion impairment for Russia

and reports IFRS net income of $4.9 billion

Paris, April 28, 2022 - The Board of Directors of TotalEnergies SE, meeting on April 27, 2022, led by Chairman and CEO Patrick Pouyanné, approved the Company's financial statements for the first quarter of 2022. On this occasion, Patrick Pouyanné said:

"The rebound in energy prices seen since the second half of 2021 amplified after Russia’s military aggression against Ukraine in the first quarter of 2022, sending oil prices to more than $100/b and gas prices in Europe and Asia to historic highs above $30/Mbtu during the quarter.

In this context of strong geopolitical tensions, the Company outlined clear principles of conduct for managing its Russian activities: beyond ensuring strict compliance with current and future European sanctions, TotalEnergies SE decided to provide no further capital for the development of projects in Russia and initiated the gradual suspension of its activities, including the planned end of its activities related to Russian oil and petroleum products. Taking into account notably the impact of new sanctions prohibiting the export of LNG technologies benefiting a Russian company on the execution ability of the Arctic LNG 2 project, TotalEnergies took an impairment of $4.1 billion in its accounts as of March 31.

In the first quarter of 2022, the Company reported adjusted net income of $9 billion and IFRS net income of $4.9 billion. It generated cash flow of $11.6 billion (including $0.3 billion from Russian Upstream assets) and free cash flow of $5.8* billion. Its gearing ratio decreased to 12.5% and its return on average capital employed is 18%.

The iGRP (integrated Gas, Renewables & Power) segment posted adjusted net operating income of $3.1 billion, up 11% over the previous quarter, and cash flow of $2.6 billion in the first quarter of 2022. Notably, TotalEnergies leveraged its integrated midstream LNG to saturate its European regasification capacity thanks to record spot LNG purchases (4.7 Mt) and posted a very good performance in gas, LNG and electricity trading activities. TotalEnergies launched with its partners the Cameron LNG expansion project that will contribute to Europe's security of supply. Investments in Renewables & Electricity amounted to $0.9 billion, in line with the annual target of $3.5 billion. In particular, TotalEnergies strengthened its offshore wind portfolio by obtaining concessions to develop 3 GW in the United States and 2 GW in Scotland.

Exploration and Production benefited from stable production and high oil and gas costs to post adjusted net operating income of $5 billion and cash flow of $7.3 billion in the first quarter of 2022. TotalEnergies has announced a promising discovery in deep-offshore Namibia.

Downstream benefited from high distillate margins in Europe despite higher energy prices and outperformance by its oil trading activities to post adjusted net operating income of $1.4 billion and cash flow of $1.9 billion. TotalEnergies launched feasibility studies for two sustainable aviation fuel (SAF) projects in China with Sinopec and in Japan with Eneos.

Given the strong cash flow generation and solid balance sheet, the Board of Directors decided to give priority to countercyclical opportunities to accelerate the Company's transformation. It confirmed the increase by 5% of the first 2022 interim dividend to €0.69 per share and authorized the Company to buyback up to $3 billion of its shares in the first half of 2022.”

(1)	Definition on page 3.
(2)	Excluding leases.
*	Operating cash flow before working capital changes minus net investments, minus dividends paid and shares buybacks.

1.	Highlights(3)

Social and environmental responsibility

●	Statement of principles of conduct for managing its Russian activities

●	Publication of the Sustainability & Climate – 2022 Progress Report presenting the advances made on TotalEnergies' transformation strategy and the update of its climate ambition

●	Publication of TotalEnergies' first tax transparency report

●	Solidarity measures taken by TotalEnergies in France aimed at reducing its customers' gas and fuel bills with a discount of 10 cts on each liter of fuel sold at its service stations and the implementation of a "gas cheque" of €100 for its gas customers in a precarious energy situation

●	Implementation of the responsible withdrawal of TotalEnergies from Myanmar: transfer of the operatorship to PTTEP by ensuring a fair transition for key stakeholders, employees and communities.

Renewables and Electricity

●	Offshore wind:

o	Award of leases to develop offshore wind farms for 3 GW on the east coast of the United States, off New York and New Jersey, and 2 GW in Scotland with Green Investment Group (GIG) and RIDG

o	Partnership with KGHM in Poland to participate in the Polish government tender for the development of offshore wind projects

●	Solar:

o	Acquisition of SunPower's industrial and commercial solar business in the United States

o	Creation of a joint venture with Eneos to develop onsite B2B solar distributed generation across Asia, with a target capacity of 2 GW in the next 5 years

o	Core Solar: acquisition of a 4 GW pipeline of projects in the United States

●	Launch of the start-up acceleration program dedicated to the electricity business

LNG

●	Expansion of the strategic alliance with Sempra to develop the Vista Pacifico LNG project in Mexico and to co-develop several onshore and offshore renewable projects in North America

●	Signature of Heads of Agreement with Sempra, Mitsui, Mitsubishi and NYK for the launch of the Cameron LNG expansion project with a maximum production capacity of 6.75 Mtpa and a 5% increase of the current 13.5 Mtpa capacity

Upstream

●	Withdrawal from the North Platte deep-water project in the Gulf of Mexico

●	Significant new oil and associated gas discovery at the Krabdagu-1 well located on Block 58 in Suriname

●	Significant discovery of light oil and associated gas on the Venus prospect located on Block 2913B in Namibia

Downstream and new molecules

●	Sustainable aviation fuel :

o	Start of sustainable aviation fuel production at the Normandy platform, in France

o	Collaboration with Eneos to jointly conduct a feasibility study of a sustainable aviation fuel production unit with 300 kt/y capacity at their Negishi refinery in Japan

●	Circular economy: signature of an agreement with Honeywell to promote the development of advanced plastic recycling in Europe

Carbon sinks

●	$50 million contribution in the Tropical Asia Forest Fund 2 to invest in sustainable forestry projects in Southeast Asia

●	Start-up of the "3D" carbon capture industrial pilot at the ArcelorMittal site in Dunkirk

(3)	Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.

2.	Key figures from TotalEnergies’ consolidated financial statements(4)

| In millions of dollars, except effective tax rate, earnings per share and number of shares | 1Q22 | 4Q21 | 1Q22 vs 4Q21 | 1Q21 | 1Q22 vs 1Q21 |
|---|---|---|---|---|---|
| Adjusted EBITDA (5) | 17,424 | 14,285 | +22% | 8,170 | x2,1 |
| Adjusted net operating income from business segments | 9,458 | 7,316 | +29% | 3,487 | x2,7 |
| Exploration & Production | 5,015 | 3,525 | +42% | 1,975 | x2,5 |
| Integrated Gas, Renewables & Power | 3,051 | 2,759 | +11% | 985 | x3,1 |
| Refining & Chemicals | 1,120 | 553 | x2 | 243 | x4,6 |
| Marketing & Services | 272 | 479 | -43% | 284 | -4% |
| Contribution of equity affiliates to adjusted net income | 1,861 | 1,787 | +4% | 520 | x3,6 |
| Effective tax rate (6) | 38.7% | 40.2% | | 34.6% | |
| Adjusted net income (TotalEnergies share) | 8,977 | 6,825 | +32% | 3,003 | x3 |
| Adjusted fully-diluted earnings per share (dollars) (7) | 3.40 | 2.55 | +33% | 1.10 | x3,1 |
| Adjusted fully-diluted earnings per share (euros)* | 3.03 | 2.19 | +38% | 0.91 | x3,3 |
| Fully-diluted weighted-average shares (millions) | 2,614 | 2,644 | -1% | 2,645 | -1% |
| Net income (TotalEnergies share) | 4,944 | 5,837 | -15% | 3,344 | +48% |
| Organic investments (8) | 1,981 | 4,681 | -58% | 2,379 | -17% |
| Net acquisitions (9) | 922 | (396) | ns | 1,590 | -42% |
| Net investments (10) | 2,903 | 4,285 | -32% | 3,969 | -27% |
| Operating cash flow before working capital changes (11) | 11,626 | 9,361 | +24% | 5,366 | x2,2 |
| Operating cash flow before working capital changes w/o financial charges (DACF) (12) | 11,995 | 9,759 | +23% | 5,750 | x2,1 |
| Cash flow from operations | 7,617 | 11,621 | -34% | 5,598 | +36% |

*	Average €-$ exchange rate: 1.1217 in the first quarter 2022, 1.1435 in the fourth quarter 2021, 1.2048 in the first quarter 2021.

(4)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 17.
(5)	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income.
(6)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(7)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
(8)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(9)	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 19).
(10)	Net investments = organic investments + net acquisitions (see page 19).
(11)	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). The inventory valuation effect is explained on page 21. The reconciliation table for different cash flow figures is on page 19.
(12)	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges

3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment* – liquids and gas price realizations, refining margins

*	The indicators are shown on page 22.

**	This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

The average LNG selling price at $13.60/Mbtu is up 4% this quarter compared to the previous quarter, benefiting on a lagged basis from the increase in oil and gas indexes on long-term contracts as well as high spot gas prices in the quarter.

3.2	Greenhouse gas emissions(13)

Estimated 1Q22 emissions

* Excluding Covid effect

Estimated 1Q22 emissions. Equity share quarterly 2021 data is not available.

(13)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(14)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2021 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(15)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021 and 2022, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, gas sales either as LNG or as part of direct sales to B2B/B2C customers (higher than or equivalent to marketable gas production).
(16)	Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products (including biofuels).
(17)	Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by the Company and indirect GHG emissions related to the use by customers of energy products (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

3.3	Production*

*	Company production = E&P production + iGRP production.

Hydrocarbon production was 2,843 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2022, down 1% year-on-year, comprised of:

●	+2% due to the start-up and ramp-up of projects, including the CLOV Phase 2 and Zinia Phase 2 projects in Angola, as well as Iara in Brazil,

●	+2% due to the increase in production quotas of OPEC+ countries,

●	-2% due to portfolio effect, in particular related to the end of the Qatargas 1 operating license and the Utica asset sale in the United States,

●	-1% due to the price effect,

●	-2% due to the natural decline of fields.

4.	Analysis of business segments

4.1	Integrated Gas, Renewables & Power (iGRP)

4.1.1	Production and sales of Liquefied Natural Gas (LNG) and electricity

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG in the first quarter 2022 is down 5% year-on-year, mainly due to the end of the Qatargas 1 operating license.

Total LNG sales in the first quarter 2022 are up 34% year-on-year, supported by strong European LNG demand.

Renewables & Electricity	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Portfolio of renewable power generation gross capacity (GW) (1),(2)	46.8	43.0	+9%	40.2	+16%
o/w installed capacity	10.7	10.3	+4%	7.8	+37%
o/w capacity in construction	6.1	6.5	-7%	5.1	+19%
o/w capacity in development	30.1	26.2	+15%	27.3	+10%
Gross renewables capacity with PPA (GW) (1),(2)	26.8	28.0	-4%	21.2	+26%
Portfolio of renewable power generation net capacity (GW) (1),(2)	34.4	31.7	+8%	30.1	+14%
o/w installed capacity	5.4	5.1	+6%	3.8	+45%
o/w capacity in construction	4.2	4.6	-9%	3.1	+33%
o/w capacity in development	24.8	22.0	+13%	23.2	+7%
Net power production (TWh) (3)	7.6	6.7	+14%	4.7	+61%
incl. power production from renewables	2.2	1.9	+18%	1.6	+43%
Clients power - BtB and BtC (Million) (2)	6.1	6.1	-	5.7	+6%
Clients gas - BtB and BtC (Million) (2)	2.7	2.7	-	2.7	+2%
Sales power - BtB and BtC (TWh)	16.3	16.1	+1%	16.1	+2%
Sales gas - BtB and BtC (TWh)	35.0	31.2	+12%	36.2	-3%
Proportionnal adjusted EBITDA Renewables & Electricity (M$) (4)	175	447	-61%	344	-49%
incl. from renewables business	91	84	+9%	148	-39%

(1)	Includes 20% of Adani Green Energy Ltd gross capacity effective first quarter 2021.

(2)	End of period data.

(3)	Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

(4)	TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables & Electricity affiliates, regardless of consolidation method.

Gross installed renewable power generation capacity grew to 10.7 GW at the end of the first quarter 2022, up 400 MW from the previous quarter, thanks in part to the continued increase of start-ups in India.

Gross power generation capacity under development increased mainly due to award of concessions to develop offshore wind farms, including 3 GW on the east coast of the United States, off New York and New Jersey, and 2 GW in Scotland.

Net electricity generation stood at 7.6 TWh in the first quarter 2022, up 61% year-on-year, thanks to higher utilization rates of flexible power plants (CCGT) to capture higher margins as well as growth in electricity generation from renewable sources.

EBITDA from renewables increased in the first quarter 2022 due to production growth compared to the fourth quarter 2021. The first quarter 2021 included a capital gain on the partial sale of a portfolio of projects. TotalEnergies adjusted EBITDA of the Renewables and Electricity business was $175 million in the first quarter 2022, down 49% year-on-year due to the seasonality of electricity supply activities in the context of power prices volatility and the mechanism for setting the regulated electricity sales tariff in France.

4.1.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.

***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP segment was $3,051 million in the first quarter 2022, a 3.1-fold increase year-on-year, thanks to higher LNG prices and the very good performance of the gas, LNG and electricity trading activities.

Operating cash flow before working capital changes was $2,585 million in the first quarter 2022, 2.4 times higher than the first quarter 2021 for the same reasons.

Cash flow from operations was $315 million for the first quarter 2022, mainly due to the working capital impact linked to the seasonality of the gas and power marketing activities and to price effect on receivables.

4.2	Exploration & Production

4.2.1	Production

4.2.2	Results

*	Details on adjustment items are shown in the business segment information annex to financial statements.

**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Exploration & Production segment was $5,015 million in the first quarter 2022, 2.5 times higher than in the first quarter 2021, due to higher oil and gas prices.

Operating cash flow before working capital changes was $7,303 million in the first quarter 2022, up 91% year-on-year for the same reason.

4.3	Downstream (Refining & Chemicals and Marketing & Services)

4.3.1	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

4.4	Refining & Chemicals

4.4.1	Refinery and petrochemicals throughput and utilization rates

*	Includes refineries in Africa reported in the Marketing & Services segment.

**	Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

*	Olefins.

**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput increased 15% year-on-year in the first quarter 2022, due to demand recovery, particularly in Europe and the United States, and the 2021 restart of the distillation unit at the Normandy refinery in France.

Monomer production was stable year-on-year in the first quarter 2022.

Polymer production increased 9% year-on-year in the first quarter 2022, thanks in particular to the commissioning of a new polypropylene line in the second quarter 2021 on the integrated refining and petrochemical platform in Daesan, South Korea. Production in the first quarter 2021 was negatively impacted by the temporary shutdown of facilities in the United States due to Storm Uri in Texas.

4.4.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining and Chemicals segment in the first quarter 2022 increased sharply to $1,120 million from $243 million in the first quarter 2021, due to higher distillate margins in Europe in the context of reduced imports of Russian petroleum products as well as the overperformance of crude oil and petroleum products trading activities.

Operating cash flow before working capital changes was $1,433 million in the first quarter 2022, 3.6 times higher than the first quarter 2021 for the same reasons.

4.5	Marketing & Services

4.5.1	Petroleum product sales

*	Excludes trading and bulk refining sales.

Sales of petroleum products in the first quarter of 2022 were up by 1% year-on-year, as the recovery in aviation activity worldwide was notably offset by lower sales in Asia, due to the pandemic lockdowns.

4.5.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Marketing & Services segment amounted to $272 million and operating cash flow before working capital changes was $463 million in the first quarter 2022, down 4% and 3% respectively year-on-year due to the margin squeeze related to high petroleum products prices.

5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was $9,458 million in the first quarter 2022, compared to $3,487 million in the first quarter 2021, due to higher oil and gas prices and the strong performance of trading activities.

5.2	Adjusted net income (TotalEnergies share)

Adjusted net income (TotalEnergies share) was $8,977 million in the first quarter 2022 compared to $3,003 million in the first quarter 2021, due to higher oil and gas prices and the strong performance of trading activities.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value(18).

Total net income adjustment items(19) were $4,033 million in the first quarter 2022, mainly consisting of $4,095 million for impairments notably concerning Arctic LNG 2, the $957 million impairment related to the withdrawal from the North Platte project in the United States, partially offset by a positive inventory effect of $1,040 million.

TotalEnergies' effective tax rate was 38.7% in the first quarter 2022, compared to 34.6% in the first quarter 2021 due to the increase in the contribution of Exploration & Production to the Company's results.

5.3	Adjusted earnings per share

Adjusted fully-diluted earnings per share was $3.40 in the first quarter 2022, calculated based on 2,614 million weighted-average diluted shares compared to $1.10 a year ago.

As of March 31, 2022, the number of fully-diluted shares was 2,607 million.

As part of its shareholder return policy, TotalEnergies repurchased 19.2 million shares for cancellation in the first quarter 2022 for $1 billion.

5.4	Acquisitions - asset sales

Acquisitions were $1,400 million in the first quarter 2022, including the bonus related to the award of the Production Sharing Contracts of Atapu and Sépia in Brazil as well as the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were $478 million in the first quarter 2022, including an additional payment related to the sale of interests in the CA1 offshore block in Brunei and the sale by SunPower of its Enphase shares.

5.5	Cash flow from operations

Cash flow from operations was $7,617 million in the first quarter 2022, compared to operating cash flow before working capital changes of $11,626 million, was negatively impacted by an increase in working capital requirements of $3,520 million mainly related to the price effect on inventories, an increase in inventories to ensure the security of supply for refineries and the seasonality of the gas and electricity business.

5.6	Profitability

Return on equity was 21.8% for the 12 months ended March 31, 2022.

(18)   These adjustment elements are explained page 21.

(19)   Total adjustment items in net income are detailed page 17 as well as in the annexes to the accounts

The return on average capital employed was 18.0% for the 12 months ended March 31, 2022.

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €1,035 million in the first quarter 2022, compared to €1,472 million in the first quarter 2021.

7.	2022 Sensitivities*

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page [22].

**	In a 60 $/b Brent environment.

8.	Summary and outlook

Russia's military aggression against Ukraine on February 24, 2022 and its consequences, have pushed oil prices to more than $100/b, exacerbating the upward trend seen since the second half of 2021 that stems from a lack of investment in hydrocarbons. These prices could remain at high levels if the mobilization of additional production capacity from OPEC countries and the growth of unconventional oil production in the United States fail to compensate for the anticipated loss of Russian crude oil production on the order of 2-3 Mb/d as well as the lower production from Russian refining. The effect could be mitigated by a drop in demand caused by the higher prices, the impact of the crisis and the pandemic lockdowns in China on global growth.

Gas prices have remained very high and volatile in Europe and Asia since the start of 2022, driven by global demand and the need for Europe to rebuild inventories. Futures markets indicate average gas prices in Europe and Asia in 2022 around $30/Mbtu. In this context and in line with its investment criteria, TotalEnergies is mobilizing additional investments to support short-term gas production in the North Sea.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should remain at a high level above $14/Mbtu in the second quarter of 2022.

In the second quarter, TotalEnergies will benefit from the increase in its production in Brazil from May 2022 with the start-up of Mero 1 and the entry into Atapu and Sépia (30 kb/d in the second quarter growing to 60 kb/d in the fourth quarter)

The Company maintains its capital discipline with net investments trending toward $15 billion in 2022, of which 25% will be in renewables and electricity.

The Company's priorities in terms of cash flow allocation are reaffirmed in this context of higher oil and gas prices: investing in profitable projects to implement the strategy to transform TotalEnergies into a sustainable multi-energy company, linking dividend growth to structural cash flow growth, maintaining a strong balance sheet and a long-term debt rating with a minimum "A" level by permanently anchoring gearing below 20%, and allocating a share of the surplus cash flow from high hydrocarbon prices to share buybacks.

* * * *

To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 12:00 (Paris time) please log on to totalenergies.com or call +44 (0) 207 192 8338 in Europe or +1 (646) 7413-167 in the United States (code: 4169200). The conference replay will be available on totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations:             +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations:         +33 (0)1 47 44 46 46 l ir@totalenergies.com

9.	Results from Russian assets

Capital Employed by TotalEnergies in Russia as at March 31, 2022 was $9,976 million.

10. Operating information by segment

10.1	Company’s production (Exploration & Production + iGRP)

10.2	Downstream (Refining & Chemicals and Marketing & Services)

*	Olefins, polymers.

10.3	Renewables

(1)	Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.
(2)	End-of-period data.

X	not specified, capacity < 0.2 GW.

X	not specified, PPA relating to a capacity < 0.2 GW.

11.	Adjustment items to net income (TotalEnergies share)

12.	Reconciliation of adjusted EBITDA with consolidated financial statements

12.1	Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

12.2	Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

13.	Investments - Divestments

In millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Organic investments (a)	1,981	4,681	*-58%*	2,379	*-17%*
Capitalized exploration	114	182	*-37%*	243	*-53%*
Increase in non-current loans	234	348	*-33%*	292	*-20%*
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(435)	(234)	*ns*	(96)	*ns*
Change in debt from renewable projects (TotalEnergies share)	-	(52)	*-100%*	(167)	*-100%*
Acquisitions (b)	1,400	288	*x4.9*	2,208	*-37%*
Asset sales (c)	478	684	*-30%*	618	*-23%*
Change in debt from renewable projects (partner share)	(2)	34	*ns*	100	*ns*
Net acquisitions	922	(396)	*ns*	1,590	*-42%*
Net investments (a + b - c)	**2,903**	**4,285**	***-32%***	**3,969**	***-27%***
Other transactions with non-controlling interests (d)	-	-	*ns*	-	*ns*
Organic loan repayment from equity affiliates (e)	(487)	(398)	*ns*	(30)	*ns*
Change in debt from renewable projects financing * (f)	(2)	86	*ns*	267	*ns*
Capex linked to capitalized leasing contracts (g)	36	34	*+6%*	22	*+64%*
Expenditures related to carbon credits (h)	-	27	*-100%*	-	*ns*
Cash flow used in investing activities (a + b - c + d + e + f - g - h)	**2,378**	**3,912**	***-39%***	**4,184**	***-43%***

*	Change in debt from renewable projects (TotalEnergies share and partner share).

14.	Cash flow

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

15.	Gearing ratio

In millions of dollars	03/31/2022	12/31/2021	03/31/2021	03/31/2020
Current borrowings [(1)]	16,759	13,645	19,279	17,361
Other current financial liabilities	502	372	351	604
Current financial assets [(1),(2)]	(7,231)	(12,183)	(4,492)	(6,870)
Net financial assets classified as held for sale	(38)	(4)	-	-
Non-current financial debt [(1)]	38,924	41,868	44,842	42,461
Non-current financial assets [(1)]	(587)	(1,557)	(2,669)	(993)
Cash and cash equivalents	(31,276)	(21,342)	(30,285)	(21,634)
Net debt (a)	**17,053**	**20,799**	**27,026**	**30,929**
Shareholders' equity - TotalEnergies share	116,480	111,736	109,295	112,006
Non-controlling interests	3,375	3,263	2,390	2,428
Shareholders' equity (b)	**119,855**	**114,999**	**111,685**	**114,434**
Net-debt-to-capital ratio = a / (a+b)	**12.5%**	**15.3%**	**19.5%**	**21.3%**
Leases (c)	*8,028*	*8,055*	*7,747*	*7,309*
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	*17.3%*	*20.1%*	*23.7%*	*25.0%*

(1)	Excludes leases receivables and leases debts.
(2)	Including initial margins held as part of the Company's activities on organized markets.

16.	Return on average capital employed

Twelve months ended March 31, 2022

Twelve months ended December 31, 2021

Twelve months ended March 31, 2021

*	At replacement cost (excluding after-tax inventory effect).

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This press release presents the results for the first quarter 2022 from the consolidated financial statements of TotalEnergies SE as of March 31, 2022. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of TotalEnergies’ principal competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.